CONTRACT FOR SALE AND PURCHASE OF
PEREGRINE INDUSTRIES, INC. CORPORATE SHELL

This agreement is a Contract for Sale and Purchase between Sonya Salkin, Chapter 7 bankruptcy trustee for Peregrine Industries, Inc., ("Seller") and Park Avenue Group, Inc., a New York corporation ("Purchaser"), dated this 12th day of February 2004.

RECITALS

WHEREAS, on June 4, 2002, Peregrine Industries, Inc. (hereinafter "Peregrine") filed proceedings under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Florida under Case Number 02-24188-BKC-PGH, and on September 4, 2002, the case was converted to proceedings under Chapter 7 and Sonya Salkin was appointed Chapter 7 trustee;

WHEREAS, Purchaser is interested in purchasing the public shell of Peregrine, that is a reporting company with the United States Securities and Exchange Commission (the "SEC");

WHEREAS, Peregrine is a public entity and has thirty million (30,000,000) shares of common stock authorized and approximately 14,270,000 shares of common stock issued and outstanding, and approximately 22 shareholders of record;

WHEREAS, Peregrine has five million shares of preferred stock authorized, of which 200,000 preferred shares are designated as Series A 5% cumulative, convertible preferred stock convertible into common stock, of which 133,663 shares are issued and outstanding;

WHEREAS,. Seller wishes to sell and Purchaser wishes to purchase a certain asset, the corporate shell of Peregrine, free and clear of all liens, claims and interests pursuant to the terms and conditions set forth herein and subject to Bankruptcy Court approval;

For good and sufficient consideration, as set forth hereunder, it is agreed by Seller and Purchaser as follows:

1. Parties. The parties to this transaction are Seller and Purchaser.

2. Sale of Asset. Subject to all conditions and terms set forth herein, Seller shall sell and Purchaser shall purchase the corporate shell of Peregrine free and clear of all liens, claims, interests (the "Asset").

3. The Asset. The Asset shall be sold "as is, where is" without representation or warranty of Seller as to good standing, reinstatement of good standing, adequacy or timeliness of filing requirements (whether state or federal, including the SEC, the State of Florida, or any other governmental unit), or any other filing or compliance actions, or the type or number of outstanding shares. The Asset does not include any interest in any real or personal property of any nature, including any ownership position with respect to any Peregrine subsidiaries: Thermopompe Peregrine Heat Pump; Peregrine Global, Inc.; and Alcool, Inc. (the "Subsidiaries").

4. Consideration. At closing, Purchaser shall pay Seller the sum of $35,000 in immediately available funds.

5. Production of Corporate Books and Records. Upon execution of this Agreement, Seller shall make available to Purchaser any and all corporate books and records of Peregrine exclusive of any operational books and records, that Seller maintains or has access to; however, Seller makes no representations or warrantees as to the existence, contents, or accuracy of the books and records. It is acknowledged that Seller, as bankruptcy trustee of the Peregrine Industries, Inc. estate, did not prepare or produce the corporate books and records, and that Seller merely maintains those books and records produced and turned over to the trustee by the Debtor, Peregrine Industries, Inc. and Subsidiaries. Purchaser acknowledges the existence of public filings with the SEC prior to the chapter 11 petition date, and acknowledges that neither the adequacy and sufficiency of corporate books and records nor the adequacy or sufficiency or timeliness of Peregrine’s SEC filings shall be a condition precedent to the closing of this transaction.

6. Bankruptcy Court Order. Within seven days after execution of this Agreement, the Seller shall file with the bankruptcy court a motion for an order authorizing the sale of the corporate shell free and clear of all liens, claims and interests under 11 U.S.C. section 363 (the "Motion"). The Motion shall include the following requests, but Purchaser understands that the granting vel non of the requests is within the power of the bankruptcy court and that all requests may not be granted. If any request is not granted, Purchaser may elect not to proceed with this agreement upon written notice to Seller as set forth below. In that event, within two business days after receipt of written notice electing not to proceed, the Seller shall deliver the Reserve (defined below) to Purchaser, including all interest earned to date. The granting of the requests set forth in subparagraphs (a) through (e), by the court, shall be conditions precedent to closing of this sale unless Purchaser chooses to close despite the court’s failure to grant some of the requests.

(a) That Seller shall be authorized to sell and Purchaser shall be authorized to purchase the Asset free and clear of all liens, claims and interests under 11 U.S.C. section 363(f);

(b) That any and all interests Peregrine may have in any real or personal property, excluding the corporate shell of Peregrine, but including stock in Subsidiaries, shall remain in the Peregrine estate for further administration under the Bankruptcy Code, and shall no longer be owned or controlled by Peregrine or Seller;

(c) That there be a finding pursuant to 11 U.S.C. section 363(m) that the purchase of the Asset under this agreement is in good faith and that the Purchaser is a good faith purchaser entitled to the protections of 11 U.S.C. section 363(m);

(d) That upon closing, the existing officers and directors of Peregrine Industries, Inc. will be deemed removed from office;

(e) That within 60 days following the closing, Purchaser shall be authorized to:

(i) appoint a new board of directors of Peregrine;

(ii) amend Peregrine’s Articles of Incorporation to increase the authorized number of shares of common stock of Peregrine to 100,000,000 shares of common stock;

(iii) issue up to 30,000,000 shares of common stock to the Purchaser and new management of Peregrine, which shall be appointed by the newly-constituted board of directors;

(iv) authorize the board of directors to implement a reverse split of issued and outstanding common stock in a ratio to be determined by the board of directors

(v) cancel and extinguish all common share conversion rights of any kind, including without limitation, warrants, options, convertible bonds, other convertible debt instruments and convertible preferred stock;

(vi) cancel and extinguish all preferred shares of every series and accompanying conversion rights of any kind.

7. Competitive Bidding, Auction and Break-up Fee. In order to insure that the estate receives the highest possible price for the sale of the Asset, the sale shall be subject to competitive bidding, an auction and a break-up fee as appropriate and as described below.

(a) Competitive Bidding. After the bankruptcy court approves the procedures set forth in this agreement, but no later than seven days prior to the final hearing on the sale of the Asset, interested parties may bid to purchase the Asset by submitting a cashier’s check in an amount equal to or greater than $40,000 ("Competing Bid"), payable to "Sonya L. Salkin, Trustee" and delivered to Patrick Scott, at Scott Malnik & Salkin, LLP, 111 SE 12th Street, Suite B, Fort Lauderdale, FL 33316. Any Competing Bid shall be subject to all the same terms and conditions as this contract.

(b) Auction Sale. If Seller obtains a Competing Bid, then two business days before the final hearing on the sale of the Asset by the bankruptcy court there shall be an auction sale subject to bankruptcy court approval (the "Auction"). The Auction will take place at the office of Sonya L. Salkin, 1776 N. Pine Island Road, #216, Plantation, Florida at 9:00 a.m., and Purchaser, the competing bidders, and anyone else may bid at the Auction. The opening bid at the auction shall be the highest Competing Bid and bidding shall be in increments of $500. If there is competitive bidding, the Asset shall be sold to the highest bidder. In order to qualify to participate in the Auction, all participants must tender a cashier’s check to the trustee prior to the start of bidding. At the conclusion of the Auction, all checks shall be returned to the participants (including the Purchaser’s check or an equal amount), except the check tendered by the successful bidder, which shall be retained by the trustee pursuant to the provisions set forth below. If the successful bidder’s final sale price exceeds $40,000, then the successful bidder must tender a cashier’s check for the difference between the final sale price and $40,000 ("Additional Funds") to the trustee prior to the final hearing. In the event that the successful bidder fails to deliver the Additional Funds prior to final hearing, the next highest bidder will be deemed the successful bidder and request shall be made to continue the hearing to enable the next highest bidder to re-tender its bid. The failure of the successful bidder to tender the Additional Funds shall result in the loss of all funds previously tendered to the trustee as liquidated damages.

(c) Break-up Fee. In the event that Purchaser is not the successful bidder, in recognition and consideration of the time, effort and costs incurred by the Purchaser in pursuing this Agreement, and as reimbursement for reasonable fees and expenses incurred by the Purchaser, the Purchaser shall be entitled to a break-up fee in the fixed amount of $5,000, which Seller agrees is a reasonable fee. Purchaser shall be entitled to the break-up fee only if Purchaser is not the successful bidder and there is an actual closing with a buyer of the Asset other than Purchaser. Purchaser shall be entitled to the break-up fee upon closing.

8. Closing. After the entry of an order approving the sale of the Asset, closing of the sale shall occur on the first business day that is at least 11 days after the entry of the order.

9. Reserve. Simultaneously with the execution and delivery of this agreement to Seller, Purchaser shall deliver a cashier’s check in the amount of $35,000 payable to "Sonya L. Salkin, Trustee," which shall be maintained by Seller in her trust account pending closing or pending return of the unsuccessful bidders’ checks as described in 7(b) above.

10. Closing Documents. At closing, Seller shall provide Purchaser with the following:

(a) A certified copy of the court order approving the sale of the Asset in accordance with the terms of this agreement; and

(b) All corporate books and records, other than operational books and records,

in the possession of Seller, if any. Failure to produce corporate books and records shall not constitute a default under this agreement.

11. Choice of Law. This agreement shall be governed by the internal laws (and not the law of conflicts) of the State of Florida.

12. Severability and Operation of Law. If any provision of this agreement is prohibited by the laws of Florida or, for any reason, any other applicable jurisdiction, the agreement shall be deemed ineffective to the extent only of such provision and shall be deemed modified to conform with such laws, without invalidating the remaining provisions; and any such provision in any jurisdiction shall not invalidate such provision in any other jurisdiction.

13. Entire Agreement; Modification. This agreement embodies the entire agreement and understanding of the parties and supercedes any prior agreements, arrangements and understandings related to the matters provided in this agreement. No modification, alteration, waiver, amendment, change or supplement to this agreement shall be binding or effective unless it is set forth in writing, signed by an authorized representative of each party.

14. Survival and Binding Agreement. The terms and conditions of this agreement shall survive the closing and shall inure to the benefit of and be binding upon the parties and their respective heirs, personal representatives, successors and assigns.

15. Assignment. Neither party to this agreement may assign any of its rights or delegate any of its responsibilities under this agreement.

16. Notices. All notices, requests, demands, claims and other communication under this agreement must be in writing. Any such notice, request, demand, claim or other communication shall be deemed given if sent by personal delivery, overnight carrier or by facsimile transmission as follows:

(a) If to Seller:

Sonya L. Salkin, Trustee
1776 N. Pine Island Road, #216
Plantation, FL 33322
Phone (954) 423-4469
Fax: (954) 423-4479

with a copy to:

Patrick Scott
111 SE 12th Street, Suite B
Fort Lauderdale, FL 33316
Phone (954) 523-1615
Fax: (954) 523-1614

(b) If to Purchaser:

Park Avenue Group, Inc.
445 Park Avenue, Suite 922
New York, NY 10022
Phone (212) 307-3210
Fax: (212) 307-3209

17. Counterparts. This agreement maybe executed in one or more counterparts each of which shall be deemed an original but all of which together shall constitute a fully executed agreement.

Witnesses:	Seller:
__________________________________________	_______________________________________
Sonya L. Salkin, Trustee date

Witnesses:	Purchaser:
__________________________________________	_______________________________________
Print name: Richard Rubin date
Print title: President and Director